FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



BG GROUP PLC
2006 FOURTH QUARTER AND FULL YEAR RESULTS
--------------------------------------------------------------------------------

BG Group's Chief Executive, Frank Chapman said:

"BG Group has delivered another year of record results in 2006, with E&P volumes up 19% and earnings up 21%. In addition, we made significant progress on the delivery of major projects and substantially enhanced our E&P resource base, adding attractive opportunities for longer-term growth."



                                HIGHLIGHTS

   Fourth Quarter                                             Full Year
 2006     2005(i)        Business Performance(ii)          2006      2005(i)
 GBPm     GBPm                                             GBPm      GBPm

                         Revenue and other operating
1 897     2 098    -10%  income                           7 270      5 664    +28%

                         Total operating profit including
                         share of pre-tax operating
                         results from joint ventures and
  760       860    -12%  associates                       3 103      2 389    +30%

                         Earnings before prior period
  410       503    -18%  taxation                         1 678      1 354    +24%

    -         -          Prior period taxation(iii)         (38)         -      -

                         Earnings for the period after
  410       503    -18%  prior period taxation            1 640      1 354    +21%

 12.0p     14.2p   -15%  Earnings per share                47.4p      38.2p   +24%

 4.20p     4.09p    +3%  Dividend per share                7.20p      6.00p   +20%

                         Total results for the period
                         (including disposals and
                         re-measurements)

                         Revenue and other operating
2 088     1 995     +5%  income                           7 674     5 424     +41%

                         Operating profit before share of
                         results from joint ventures and
  855       700    +22%  associates                       3 225     2 353     +37%

                         Total operating profit including
                         share of pre-tax operating
                         results from joint ventures and
  910       774    +18%  associates                       3 458     2 595     +33%

                         Earnings before prior period
  486       462     +5%  taxation                         1 853     1 525     +22%

    -         -          Prior period taxation(iv)           23          -      -

                         Earnings for the period after
  486       462     +5%  prior period taxation            1 876     1 525     +23%

 14.3p     13.0p   +10%  Earnings per share                54.2p      43.1p   +26%


For notes i) to iv) see footnotes on page 2


                                   HIGHLIGHTS


   - Earnings rose 21% to GBP1 640 million for the full year.

   - Full year dividend increased by 20% to 7.20 pence per share.

   - GBP1 billion share buyback completed and a further GBP750 million announced

   - At constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased by 5% for the quarter and by 15% for the full year.

   - E&P volumes rose 5% in the quarter and 19% in the full year.

   - Strong LNG performance with total operating profit up 42% in the quarter and 94% in the full year.

   - Signed Heads of Agreement with The National Gas Company of Trinidad and Tobago Limited to supply 220 mmscfd for up to 15 years from January 2009.

   - Project sanction agreed for Karachaganak Train 4.

   - Three year average unit finding and development cost(v) was $11.50/boe.

   - Three year average proved reserve replacement rate(vi) was 108%. The one year proved reserve replacement rate was 84% at year end prices and 110% on an underlying basis.

   - Total resource base increased by approximately 1 billion boe.

   - Oil production from the Buzzard field in the UK North Sea started on 7 January 2007.

   - Agreed to purchase the 805 MW Lake Road oil and gas combined cycle power plant located in Connecticut, USA.

   - Sold Mauritanian interests and two LNG ships, the Methane Arctic and Methane Polar.

   - Two new LNG ships ordered for delivery in 2010.


i) 2005 comparatives have been restated on the application of IFRIC 4 and amendments to IAS 39. See Note 1, page 21.

ii) 'Business Performance' excludes disposals and certain re-measurements as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the Group's ongoing business. For further explanation of Business Performance and the presentation of results from joint ventures and associates, see Presentation of Non-GAAP measures, page 12 and Results Presentation, page 3. Unless otherwise stated, the results discussed in this release relate to BG Group's Business Performance.

iii) Prior period taxation is as a result of the increase in North Sea taxation and includes an additional charge of GBP38 million in respect of the restatement of deferred tax balances at 1 January 2006.

iv) In addition to (iii) above, prior period taxation includes a GBP61 million credit relating to the impact of the increase in North Sea taxation on certain re-measurement balances.

v)& vi) See page 33 for an explanation of how these ratios are calculated.


                              RESULTS PRESENTATION

The presentation of BG Group's results under IFRS separately identifies the effect of:

   - The re-measurement of certain financial instruments.
   - Profits and losses on the disposal and associated impairment of non-current assets and businesses.

These items are excluded from Business Performance in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing businesses.

Under IFRS the results of joint ventures and associates are presented net of finance costs and tax (see pages 14 and 15). Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented both before interest and tax, and after tax. The pre-interest and tax result is disclosed in Business Performance discussed on pages 4 to 11. The table below sets out the amounts related to joint ventures and associates, certain re-measurements under IAS 39 and profits on disposal and associated impairment of non-current assets and businesses.


                                     FOURTH QUARTER

                                         Business           Disposals              Total
                                        Performance           and re-              Result
                                                         measurements(i)
                                       2006     2005      2006      2005       2006        2005
                                       GBPm     GBPm      GBPm      GBPm       GBPm        GBPm

Operating profit before disposal of
non-current assets                      705      786       191      (103)       896         683

Profits and losses on disposal of
non-current assets and impairments        -        -       (41)       17        (41)         17

Operating profit before share of
results from joint ventures and
associates                              705      786       150       (86)       855         700

Pre-tax share of operating results
of joint ventures and associates         55       74         -         -         55          74

Total operating profit                  760      860       150       (86)       910         774

Net finance costs
    Finance income                       22      24         15        (5)        37          19
    Finance costs                       (23)    (27)       (13)        9        (36)        (18)
    Share of joint ventures and
    associates                          (16)    (14)         -         -        (16)        (14)

                                        (17)    (17)         2         4        (15)        (13)
Taxation
    Taxation                           (323)   (326)       (75)       44       (398)       (282)
    Share of joint ventures
    and associates                       (1)    (20)         -         -         (1)        (20)

                                       (324)   (346)       (75)       44       (399)       (302)

Profit for the period                   419     497         77       (38)       496         459

Profit attributable to:
    Shareholders (earnings)             410     503         76       (41)       486         462
    Minority interest                     9      (6)         1         3         10          (3)

                                        419     497         77       (38)       496         459



i) Re-measurements excluded from Business Performance

The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and these unrealised mark-to-market movements are best presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 12.


                                BUSINESS REVIEW

The results discussed in this Business Review (pages 4 to 11) relate to BG Group's performance excluding disposals and certain re-measurements. For the impact and a description of these items, see the consolidated income statements (pages 14 and 15) and Note 2 of the preliminary un-audited financial statements (page 22). Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See Presentation of Non-GAAP measures (page 12) for an explanation of these metrics.


                                     GROUP


  Fourth Quarter         Business Performance               Full Year
 2006      2005                                          2006      2005
 GBPm      GBPm                                          GBPm      GBPm

                         Revenue and other operating
1 897     2 098    -10%  income                         7 270     5 664    +28%

                         Total operating profit
                         including share of pre-tax
                         results from joint ventures
                         and associates

  575       729    -21%  Exploration and Production     2 457     1 942    +27%
  115        81    +42%  Liquefied Natural Gas            352       181    +94%
   53        45    +18%  Transmission and Distribution    231       211     +9%
   28        35    -20%  Power Generation                 106       113     -6%
  (11)      (30)   -63%  Other activities                 (43)      (58)   -26%
  760       860    -12%                                 3 103     2 389    +30%
  (17)      (17)     -   Net finance costs                (43)      (65)   -34%
 (324)     (346)    -6%  Taxation for the period        (1 337)    (939)   +42%
  410       503    -18%  Earnings for the period        1 678     1 354    +24%
    -         -      -   Prior period taxation            (38)        -      -
                         Earnings after prior period
  410       503    -18%  taxation                       1 640     1 354    +21%

 12.0p     14.2p   -15%  Earnings per share              47.4p     38.2p   +24%

  548       408    +34%  Capital investment             1 847     1 595    +16%



                                 Fourth quarter

Total operating profit of GBP760 million (down 12%) reflected increased E&P production (up 5%) and strong growth in the LNG business, offset by lower gas prices and a weaker US$ exchange rate. At constant US$/UKGBP exchange rates and upstream prices, total operating profit increased by 5%.

The increase in the effective tax rate (including BG Group's share of joint ventures and associates) in the quarter reflects the increased North Sea tax rate.

Cash conversion remained strong and cash generated by operations increased by GBP95 million to GBP804 million.

Capital investment in the quarter of GBP548 million comprised continuing investment in North America and the Caribbean (GBP175 million), Europe and Central Asia (GBP159 million), Mediterranean Basin and Africa (GBP125 million), South America (GBP46 million) and Asia Pacific (GBP43 million).

                                   Full year

Total operating profit increased by 30% to GBP3 103 million reflecting the step change in E&P production (up 19%), strong growth in the LNG business and higher prices in the first half of the year, partially offset by an increase in exploration costs and the deconsolidation of MetroGAS.

At constant US$/UKGBP exchange rates and upstream prices, total operating profit increased by 15%.

The effective tax rate (including BG Group's share of joint ventures and associates) was approximately 44% for the full year (prior year 40%) following the increase in North Sea taxation. This excludes the effect of a one-off charge of GBP38 million to reflect the increased North Sea tax rate on deferred tax balances at 1 January 2006.

Cash generated by operations increased by GBP851 million to GBP3 360 million primarily due to higher operating profit.

Capital investment of GBP1 847 million comprised continuing investment in Europe and Central Asia (GBP530 million), Mediterranean Basin and Africa (GBP337 million), North America and the Caribbean (GBP654 million), South America (GBP199 million) and Asia Pacific (GBP127 million).

The Board recommends a final dividend of 4.20 pence per share bringing the full year dividend to 7.20 pence per share, an increase of 20% compared with last year. This increase reflects the strong financial performance in 2006.

The Board has approved a share buyback of GBP750 million. The Board consider that this amount can be returned to shareholders whilst leaving the company strongly resourced to fund its growth plans and to meet its policy of increasing the dividend in line with underlying earnings growth.


                           EXPLORATION AND PRODUCTION


   Fourth Quarter          Business Performance             Full Year
   2006      2005                                        2006       2005
   GBPm      GBPm                                        GBPm       GBPm

   57.2(i)   54.3     +5%  Production volumes(mmboe)    219.2(i)   183.8    +19%

                           Revenue and other operating
  1 001     1 093     -8%  income                       3 928     3 074     +28%

    575       729    -21%  Total operating profit       2 457     1 942     +27%

    368       290    +27%  Capital investment           1 165        935    +25%


(i) Includes fuel gas for the quarter of 1.05 mmboe, and 4.25 mmboe for the full year.

Supplementary operating and financial data is given on page 32.

                                 Fourth quarter

E&P total operating profit of GBP575 million (down 21%) reflected a 5% increase in volumes, offset by lower commodity prices, higher maintenance costs and an adverse US$/UKGBP exchange rate.

Production volumes increased by 5% principally at West Delta Deep Marine (Egypt) and the Dolphin field (Trinidad and Tobago), following the continued build-up of production at Egyptian LNG Train 2 and Atlantic LNG Train 4. The start-up of the Atlantic/Cromarty field in the UK also contributed to the increase in volumes.

Unit operating expenditure(ii) at GBP2.53 ($4.82) per boe was up 34 pence (97 cents) principally due to one-off maintenance and repair activities in Trinidad and Tobago and Egypt.

The Group's average international gas price was 16.7 pence (2005 21.4 pence) per produced therm reflecting lower international spot prices. In the UK, the average realised price per produced therm was 34.4 pence (2005 38.9 pence) as higher contract prices were offset by lower spot prices.

Capital investment of GBP368 million included expenditure in the UK (GBP90 million), Egypt (GBP18 million), Trinidad and Tobago (GBP39 million), India (GBP25 million) and Tunisia (GBP46 million) and acquisition of exploration acreage in Nigeria and Algeria (GBP54 million).

                                   Full year

E&P total operating profit increased by 27% to GBP2 457 million principally reflecting the 19% increase in production volumes and higher prices, partially offset by higher exploration costs. Increased production primarily came from West Delta Deep Marine (Egypt) and the Dolphin field (Trinidad and Tobago). Full year volumes of 589 kboed (net of fuel gas) were within 2% of BG Group's target of 600 kboed. The production rate in the fourth quarter including fuel gas was 622 kboed.

Unit operating expenditure(ii) was up 4% to GBP2.29 ($4.18) per boe.

The exploration charge of GBP272 million was GBP91 million higher than 2005 mainly due to increased exploration activity across the Group.

Capital investment of GBP1 165 million included expenditure in the UK (GBP342 million), Egypt (GBP126 million), Trinidad and Tobago (GBP104 million), India (GBP84 million) and Tunisia (GBP93 million) and acquisition of exploration acreage in Nigeria and Algeria (GBP79 million).

ii) See page 34 for an explanation of how this ratio is calculated


                       Fourth quarter business highlights

Oil production from the Buzzard field in the UK North Sea began on 7 January 2007. BG Group holds a 21.73% interest in the field in which peak production - expected in the second half of 2007, is forecast to be 200 000 barrels of oil per day (gross) and 60 million standard cubic feet of gas per day (gross).

On 18 December, BG Group announced it had signed Sale and Purchase Agreements for the acquisition of a further 11.45% interest in the Armada field (BG Group operated), increasing its stake to 58.22%. In the Everest field, BG Group also agreed to acquire a further 1.01% interest taking its total stake to 59.32%. The total consideration is $143 million and completion is expected in March 2007.

On 29 December, BG Group entered into a Heads of Agreement with The National Gas Company of Trinidad and Tobago Limited (NGC) for the supply of 220 mmscfd for up to 15 years with initial deliveries beginning on 1 January 2009. The gas will be sourced from the East Coast Marine Area (BG Group 50%) and delivered to NGC for use in the Trinidad and Tobago domestic market.

In Algeria, a Presidential Decree was signed confirming BG Group's entry into the Hassi Ba Hamou Perimeter with a 36.75% share and position as operator, with effect from 13 December.

In November, BG Group agreed to farm into the UK central North Sea Columbus prospect, which lies partly in P.1314, Block 23/16f (in which BG Group will take a 25% stake on completion of the farm-in), and partly in the adjacent Block 23/ 21, in which the Lomond field is situated (BG Group 61.10%). In December, testing of the Columbus well 23/16f-11 was completed, and confirmed a discovery where hydrocarbons are present in what BG Group believe to be commercial quantities. Further drilling is expected to take place in 2007.

In December, BG Group and its partners sanctioned the Fourth Train project at the Karachaganak field in Kazakhstan, which will allow further condensate volumes to be sold in Western markets.

In January 2007, BG Group completed the sale of Mauritania Holdings BV for a total consideration of $128 million. The agreement marks the disposal of all BG Group's current interests in Mauritania which include: 13.08% equity in PSC A, 11.63% equity in PSC B and 10.23% equity in the Chinguetti field.

In January 2007, BG Group was awarded interests in two new licences in the Norwegian APA 2006 licensing round. The awards cover one licence (BG Group 40% and operator) in the southern North Sea which contains the Bream discovery, and one licence (BG Group 25%) in the North Tampen Area in the northern North Sea.

In January 2007, BG Group was awarded interests in three new licences in the UK 24th Licensing Round. The awards cover Block 23/27b (BG 100% and operator) which lies immediately north of the Jackdaw discovery; Block 22/25d (BG Group 100% and operator) which lies west of Lomond; and 30/3b (BG Group 30.5%, non-operated) which is adjacent to the Jackdaw discovery.

During 2006, BG Group has completed 42 exploration and appraisal wells of which 22 have been successful (56%) and 3 are under evaluation. During the quarter, 10 successful wells were drilled in Brazil (1), Canada (4), Thailand (3), Trinidad and Tobago (1) and the UK (1).


                           LIQUEFIED NATURAL GAS


   Fourth Quarter          Business Performance           Full Year
   2006      2005                                       2006      2005
   GBPm      GBPm                                       GBPm      GBPm

                           Revenue and other operating
    675       771    -12%  income                      2 442     1 631     +50%

                           Total operating profit
    118        69    +71%  Shipping and marketing        332       120    +177%
     25        36    -31%  Liquefaction                  104       111      -6%
                           Business development and
    (28)      (24)   +17%  other costs                   (84)      (50)    +68%
    115        81    +42%                                352       181     +94%

     91        66    +38%  Capital investment            496       501      -1%


Supplementary operating and financial data are given on page 32.


                                 Fourth quarter

LNG total operating profit increased by GBP34 million to GBP115 million principally reflecting higher volumes and margins in the shipping and marketing business despite lower US Henry Hub prices.

In shipping and marketing, total operating profit increased by GBP49 million to GBP118 million reflecting an increase in long-term contract supply volumes and the optimisation of that supply through global marketing. During the second quarter of 2006, a future profit of GBP30 million was secured by selling inventory forward into the higher priced first quarter of 2007. Under IFRS, GBP20 million of this profit has been recognised during 2006, following a change in market prices.

BG Group's share of operating profit from liquefaction activities decreased to GBP25 million. This was principally due to more profit being recognised in the E&P segment as the contract at Egyptian LNG Train 1 entered its commercial phase, lower realised prices at Atlantic LNG Train 1, and start up costs at Atlantic LNG Train 4.

Capital investment includes GBP54 million relating to LNG vessels, GBP28 million relating to regasification development projects and GBP6 million investment in Atlantic LNG.

                                   Full year

LNG total operating profit increased by GBP171 million to GBP352 million due to increased volumes and margins in the shipping and marketing business, which captured strong prices in Europe and Asia during the year. BG Group's share of operating profit from liquefaction activities of GBP104 million reflected the entry of Egyptian LNG Train 1 into its commercial phase, as outlined above. LNG liquefaction volumes for the full year were 6.7 mtpa, slightly below planned levels (7.1 mtpa).

The increase in business development and other costs reflects the development of liquefaction, supply and regasification opportunities across the portfolio, including the OKLNG project in Nigeria and Chile LNG.

Capital investment includes three LNG vessels delivered during 2006 and four due for delivery in 2007 (GBP313 million), regasification development projects (GBP74 million), Atlantic LNG (GBP58 million) and the Lake Charles Phase 2 expansion (GBP43 million).

                       Fourth quarter business highlights

In November, BG Group sold two LNG vessels, Methane Arctic and Methane Polar, to JSC Sovcomflot for a total consideration of $92.5 million. The ships were older assets which were not used in BG Group trades and were sold following a strategic review of BG Group's shipping portfolio.

In January, BG Group announced an order to purchase from Samsung Heavy Industries Co. Limited two new-build dual-fuel diesel electric LNG ships. The new ships will be 170 000 cubic-metre capacity and are scheduled to be delivered in early 2010.


                         TRANSMISSION AND DISTRIBUTION


   Fourth Quarter           Business Performance           Full Year
   2006      2005                                        2006      2005
   GBPm      GBPm                                        GBPm      GBPm
                            Revenue and other operating
                            income
    186       158     +18%  Comgas                        738       532    +39%
      -        32       -   MetroGAS                        -       164      -
     40        29     +38%  Other                         139       112    +24%

    226       219      +3%                                877       808     +9%

                            Total operating profit
     39        37      +5%  Comgas                        186       147    +27%
      -         1       -   MetroGAS                        -        26      -
     14         7    +100%  Other                          45        38    +18%

     53        45     +18%                                231       211     +9%

     38        47     -19%  Capital investment            123       136    -10%



                                 Fourth quarter

T&D total operating profit increased by 18% to GBP53 million.

At Comgas, in Brazil, total operating profit increased by GBP2 million to GBP39 million, primarily due to an 8% increase in volumes, partially offset by an adverse Brazilian Real (BRL) exchange rate. Operating profit in the fourth quarter of 2006 includes the net cost (GBP5 million) of passing back to customers the reduced gas costs experienced in earlier periods. A further GBP6 million is expected to be passed back in future periods.

Other  T&D  operating  profit   benefited  from  improved   performance  at  the
Interconnector business which resulted in a one-off reduction in provisions of GBP11 million.

Capital investment mainly represents the development of the Comgas pipeline network.

                                   Full year

T&D total operating profit rose by GBP20 million to GBP231 million. Excluding the results of MetroGAS in 2005, total operating profit increased by 25%. At Comgas, a GBP39 million increase in total operating profit reflected a 10% increase in volumes and a favourable BRL exchange rate. Overall T&D volume for the full year was 11.9 bcmpa, ahead of the 2006 target of 11.7 bcmpa.

Comgas' total operating profit in 2006 includes the net cost (GBP11 million) of passing back to customers the reduced gas costs experienced in earlier periods.

                       Fourth quarter business highlights

In November 2006, BG Group completed the sale of its 37.5% interest in the Nile Valley Gas Company in Egypt.


                             POWER GENERATION

   Fourth Quarter          Business Performance            Full Year
   2006      2005                                        2006      2005
   GBPm      GBPm                                        GBPm      GBPm

                           Revenue and other operating
     64        59     +8%  income                         248       227     +9%

     28        35    -20%  Total operating profit         106       113     -6%

     48         -      -   Capital investment              55         3 +1 733%


                          Fourth quarter and full year

The increase in revenue is primarily due to the pass through of gas costs. Total operating profit in the year was GBP7 million lower reflecting increased maintenance costs at Premier Power. In the quarter, the reduction in total operating profit included the impact of the recognition of insurance income at Seabank Power in 2005. At the year end power capacity was 3 GW, against the 2006 target of 2.8 GW.

Capital investment relates primarily to the acquisition of the Dighton power plant in the USA.

                       Fourth quarter business highlights

On 14 December, BG Italia S.p.A. signed an agreement with Edison S.p.A for the acquisition of 66.316% of Serene S.p.A., a company in which BG Italia already owns the remaining 33.684%. The purchase price is EUR98 million. Serene currently manages five thermoelectric plants with a total installed capacity of 400 MW. Completion is expected in February 2007.

On 28 December, BG Group announced that it had signed a Sales and Purchase Agreement for the purchase of the Lake Road power plant, an 805 MW gas and oil fired combined cycle facility located in Dayville, Connecticut, USA for $685 million. Completion, which is subject to FERC and Hart-Scott Rodino approvals, is expected during the first half of 2007.

Presentation of Non-GAAP measures

Business Performance

'Business Performance' excludes disposals and certain re-measurements (see below) as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the Group's ongoing business.

BG Group uses commodity instruments to manage price exposures associated with its marketing and optimisation activity in the UK and US. This activity enables the Group to take advantage of commodity price movements. It is considered more appropriate to include both unrealised and realised gains and losses arising from the mark-to-market of derivatives associated with this activity in 'Business Performance'.

Disposals and certain re-measurements

BG Group's commercial arrangements for marketing gas include the use of long-term gas sales contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, certain UK gas sales contracts are classified as derivatives under the rules of IAS 39 and are required to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the comparison between current market gas prices and the actual prices to be realised under the gas sales contract.

BG Group also uses commodity instruments to manage certain price exposures in respect of optimising the timing of its gas sales associated with contracted UK storage and pipeline capacity. These instruments are also required to be measured at fair value at the balance sheet date under IAS 39. However, IAS 39 does not allow the matching of these fair values to the economically hedged value of the related gas in storage (taking account of gas prices based on the forward curve or expected delivery destination and the associated storage and capacity costs).

BG Group also uses financial instruments, including derivatives, to manage foreign exchange and interest rate exposure. These instruments are required to be recognised at fair value or amortised cost on the balance sheet in accordance with IAS 39. Most of these instruments have been designated either as hedges of foreign exchange movements associated with the Group's net investments in foreign operations, or as hedges of interest rate risk. Where these instruments cannot be designated as hedges under IAS 39, unrealised movements in fair value are recorded in the income statement.

Unrealised gains and losses in respect of long-term gas sales contracts and derivatives associated with gas in UK storage and pipeline facilities and interest rate and foreign exchange exposure in respect of financial instruments which cannot be designated as hedges under IAS 39 are disclosed separately as 'disposals and re-measurements'. Realised gains and losses relating to these instruments are included in Business Performance. This presentation best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.

BG Group has also separately identified profits and losses associated with the disposal of non-current assets, closures and associated impairments, as they are items which require separate disclosure in order to provide a clearer understanding of the results for the period.

For a reconciliation between the overall results and Business Performance and details of disposals and re-measurements, see the consolidated income statement, page 14 and 15 and note 2 to the preliminary unaudited financial statements, page 22.

Joint ventures and associates

Under IFRS the results from jointly controlled entities (joint ventures) and associates, accounted for under the equity method, are required to be presented net of finance costs and tax on the face of the income statement. Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented before interest and tax, and after tax. This approach provides additional information on the source of BG Group's operating profits. For a reconciliation between operating profit and earnings including and excluding the results of joint ventures and associates, see Note 3 to the preliminary unaudited financial statements, page 25.

Exchange rates and prices

BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.

Net borrowings/funds

BG Group provides a reconciliation of net borrowings/funds and an analysis of the amounts included within net borrowings/funds as this is an important liquidity measure for the Group.

                              LEGAL NOTICE

These  results  include  "forward-looking  information"  within  the  meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve BG Group's growth programme, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed,
(viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2005. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.

Cautionary note to US investors

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation such as "probable reserves", "unbooked resources", "risked exploration", and "total reserve/ resource base" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT, Attention: Company Secretary. You may read and copy this information at the SEC's public reference room, located at 100F Street NE., Room 1580 Washington, D.C. 20549. Please call the SEC at 1-800-SEC -0330 for further information on the public reference room. This filing is also available at the internet website maintained by SEC at http://www.sec.gov.



                         CONSOLIDATED INCOME STATEMENT
                                 FOURTH QUARTER


                                                                  2006                           2005 restated(i)
                                                Business     Disposals     Total     Business     Disposals      Total
                                                 Perfor-       and re-    Result      Perfor-       and re-     Result
                                                mance(ii)     measure-               mance(ii)     measure-
                                                                 ments                                ments
                                                           (Note 2)(ii)                          Note 2)(ii)
                                         Notes      GBPm          GBPm      GBPm         GBPm          GBPm       GBPm

Group revenue                                      1 831             -     1 831        2 056             -      2 056
Other operating income                   2            66           191       257           42          (103)       (61)

Group revenue and other operating
income                                   3         1 897           191     2 088        2 098          (103)     1 995
Operating costs                                   (1 192)            -    (1 192)      (1 312)            -     (1 312)
Profits and losses on disposal of
non-current assets and impairments       2             -           (41)      (41)           -            17         17

Operating profit/(loss) before share
of results from joint ventures and
associates                               3           705           150       855          786           (86)       700

Finance income                           2, 4         22            15        37           24            (5)        19

Finance costs                            2, 4        (23)          (13)      (36)         (27)            9        (18)
Share of post-tax results from joint
ventures and associates                  3            38             -        38           40             -         40

Profit/(loss) before tax                             742           152       894          823           (82)       741
Taxation                                 2, 5       (323)          (75)     (398)        (326)           44       (282)

Profit for the period                                419            77       496          497           (38)       459

Attributable to:
BG Group shareholders (earnings)                     410            76       486          503           (41)       462
Minority interest                                      9             1        10           (6)            3         (3)
                                                     419            77       496          497           (38)       459

Earnings per share - basic               6         12.0p          2.3p     14.3p        14.2p         (1.2p)     13.0p
Earnings per share - diluted             6         11.9p          2.3p     14.2p        14.2p         (1.2p)     13.0p

Total operating profit including
share of pre-tax operating results
from joint ventures and associates(iii)  3           760           150       910          860           (86)       774


i) 2005 comparatives have been restated on the application of IFRIC 4 and amendments to IAS 39. See Note 1, page 21.

ii) See Presentation of Non-GAAP measures, page 12, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.

iii) This measurement is shown by BG Group as it is used as a means of measuring the underlying performance of the business.


                         CONSOLIDATED INCOME STATEMENT
                                   FULL YEAR

                                                                  2006                           2005 restated(i)
                                                Business     Disposals     Total     Business     Disposals      Total
                                                 Perfor-       and re-    Result      Perfor-       and re-     Result
                                                mance(ii)     measure-               mance(ii)     measure-
                                                                 ments                                ments
                                                           (Note 2)(ii)                          Note 2)(ii)
                                         Notes      GBPm          GBPm      GBPm         GBPm          GBPm       GBPm

Group revenue                                      7 136             -     7 136        5 612             -      5 612
Other operating income                   2           134           404       538           52          (240)      (188)

Group revenue and other operating
income                                   3         7 270           404     7 674        5 664          (240)     5 424
Operating costs                                   (4 400)            -    (4 400)      (3 517)            -     (3 517)
Profits and losses on disposal of
non-current assets and impairments       2             -           (49)      (49)           -           446        446

Operating profit/(loss) before share
of results from joint ventures and
associates                               3         2 870           355     3 225        2 147           206      2 353

Finance income                           2, 4        104            23       127           75            30        105

Finance costs                            2, 4        (80)          (22)     (102)         (97)          (15)      (112)
Share of post-tax results from joint
ventures and associates                  3           139             -       139          158             -        158

Profit/(loss) before tax                           3 033           356     3 389        2 283           221      2 504
Taxation                                 2, 5     (1 348)         (120)   (1 468)        (898)          (41)      (939)

Profit/(loss) for the period                       1 685           236     1 921        1 385           180      1 565

Attributable to:
BG Group shareholders (earnings)                   1 640           236     1 876        1 354           171      1 525
Minority interest                                     45             -        45           31             9         40
                                                   1 685           236     1 921        1 385           180      1 565

Earnings per share - basic               6         47.4p          6.8p     54.2p        38.2p          4.9p      43.1p
Earnings per share - diluted             6         47.0p          6.8p     53.8p        38.1p          4.8p      42.9p

Total operating profit including
share of pre-tax operating results
from joint ventures and associates(iii)  3         3 103           355     3 458        2 389           206      2 595

                                                             Pence per                            Pence per
                                                              ordinary                             ordinary
                                                                 share        GBPm                      share         GBPm

Dividend per share - declared and paid                            7.09       247                       3.99        142
Dividend per share - final proposed                               4.20       143                       4.09        144


i) 2005 comparatives have been restated on the application of IFRIC 4 and amendments to IAS 39. See Note 1, page 21.

ii) See Presentation of Non-GAAP measures, page 12, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.

iii) This measurement is shown by BG Group as it is used as a means of measuring the underlying performance of the business.


                           CONSOLIDATED BALANCE SHEET
                                   FULL YEAR

                                                            31 Dec      31 Dec
                                                              2006        2005
                                                                      restated
                                                              GBPm        GBPm
Assets
Non-current assets
Goodwill                                                       328         342
Other intangible assets                                        694         682
Property, plant and equipment                                6 064       5 830
Investments                                                  1 086       1 129
Deferred tax assets                                             74          91
Trade and other receivables                                     49          52
Commodity contracts and other derivative financial
instruments                                                    273          84
                                                             8 568       8 210
Current assets
Inventories                                                    247         185
Trade and other receivables                                  1 854       1 674
Commodity contracts and other derivative financial
instruments                                                    575          10
Cash and cash equivalents                                    1 463       1 516
                                                             4 139       3 385
Assets classified as held for sale                              85          10
Total assets                                                12 792      11 605

Liabilities
Current liabilities
Borrowings                                                    (103)        (81)
Trade and other payables                                    (1 618)     (1 308)
Current tax liabilities                                       (357)       (409)
Commodity contracts and other derivative financial
instruments                                                   (741)       (711)
                                                            (2 819)     (2 509)
Non-current liabilities
Borrowings                                                  (1 559)     (1 497)
Trade and other payables                                       (21)        (68)
Commodity contracts and other derivative financial
instruments                                                    (90)         (2)
Deferred income tax liabilities                             (1 153)       (733)
Retirement benefit obligations                                (167)       (154)
Provisions for other liabilities and charges                  (387)       (372)
                                                            (3 377)     (2 826)
Liabilities associated with assets classified as held for
sale                                                           (34)         (3)
Total liabilities                                           (6 230)     (5 338)

Net assets                                                   6 562       6 267

Attributable to:
BG Group equity shareholders                                 6 460       6 169
Minority interest                                              102          98
Total equity                                                 6 562       6 267



            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE


   Fourth Quarter                                             Full Year
 2006           2005                                       2006      2005
            restated                                             restated
 GBPm           GBPm                                       GBPm      GBPm

  496            459   Profit for the year                1 921     1 565

   43              4   Hedge adjustments net of tax         127       (70)
 (163)           138   Currency translation adjustments    (575)      526

                       Net gains/(losses) recognised
 (120)           142   directly in equity                  (448)      456

                       Total recognised income for the
  376            317   year                               1 473     2 021

                       Attributable to:
    9              1   Minority interests                    39        54
  367            316   Shareholders                       1 434     1 967
  376            317                                      1 473     2 021

    -              -   Effect of adoption of IFRIC 4          -        (8)
    -              -   Effect of adoption of IAS 39           -      (238)
  376            317                                      1 473     1 775


                       CONSOLIDATED CASH FLOW STATEMENT

  Fourth Quarter                                                  Full Year
 2006       2005                                                2006      2005
        restated                                                      restated
 GBPm       GBPm                                                GBPm      GBPm
                   Cash flows from operating activities
  894        741   Profit before taxation                      3 389     2 504
                   Share of post-tax results from joint
  (38)       (40)  ventures and associates                      (139)     (158)
                   Depreciation of property, plant and
                   equipment and amortisation of intangible
  160        146   assets                                        608       503
                   Fair value movements in commodity
 (230)       116   contracts                                    (456)      253
                   Profit and losses on disposal of
   41        (17)  non-current assets and impairments             49      (446)
                   Unsuccessful exploration expenditure
   36         38   written off                                   113        70
    5          7   (Decrease)/increase in provisions               5         7
  (37)       (19)  Finance income                               (127)     (105)
   36         18   Finance costs                                 102       112
   12          9   Share-based payments                           30        20
  (75)      (290)  (Increase)/decrease in working capital       (214)     (251)

  804        709   Cash generated by operations                3 360     2 509

 (227)      (340)  Income taxes paid                            (979)     (883)

  577        369   Net cash inflow from operating activities   2 381     1 626

                   Cash flows from investing activities
                   Dividends received from joint ventures
   66         33   and associates                                193        93
                   Proceeds from disposal of subsidiary
    4        (93)  undertakings and investments                    9       (67)
                   Proceeds from disposal of property, plant
   49          1   and equipment and intangible assets            49       950
                   Purchase of property, plant and equipment
 (403)      (171)  and intangible assets                      (1 313)   (1 064)
                   Loans (to)/from joint ventures and
  (13)        59   associates                                    (66)       65
                   Purchase of subsidiary undertakings and
  (47)       (26)  investments(i)                                (67)      (39)

                   Net cash (outflow) from investing
 (344)      (197)  activities                                 (1 195)      (62)

                   Cash flows from financing activities
    9          3   Net interest received/(paid)(ii)               14       (25)
   (3)         -   Dividends paid                               (246)     (142)
  (18)        (6)  Dividends paid to minority                    (36)      (29)
  109         78   Net proceeds from issue of new borrowings     214       334
  (51)       (42)  Repayment of borrowings                      (192)     (555)
   12          6   Issue of shares                                25        34
    -          -   Issue of shares to minority shareholder         1         -
  (14)       (33)  Purchase of own shares                       (972)      (37)

                   Net cash (outflow)/inflow from financing
   44          6   activities                                 (1 192)     (420)

                   Net increase/(decrease) in cash and cash
  277        178   equivalents                                    (6)    1 144

                   Cash and cash equivalents at beginning of
1 191      1 335   period                                      1 516       340
   (5)         3   Effect of foreign exchange rate changes       (47)       32

                   Cash and cash equivalents at end of
1 463      1 516   period(iii)                                 1 463     1 516


i) Includes cash acquired of nil (2005 GBP18 million) on the purchase of a subsidiary undertaking.

ii) Includes capitalised interest for the fourth quarter of GBP11 million (2005 GBP11 million), and for the full year of GBP54 million
     (2005 GBP30 million).

iii) Cash and cash equivalents comprise cash and short-term liquid investments that are readily convertible to cash.


             RECONCILIATION OF NET BORROWINGS/FUNDS(i) - FULL YEAR


                                                                          GBPm
Net funds as at 31 December 2005 as reported                               253
Adoption of IFRIC 4 (See Note 1)                                          (283)

Net borrowings as at 31 December 2005 restated(i) (ii)                     (30)

Net decrease in cash and cash equivalents                                   (6)
Cash inflow from changes in gross borrowings                               (22)
Transferred to assets held for sale                                         11
Inception of finance leases                                               (199)
Foreign exchange and other re-measurements                                 143

Net borrowings as at 31 December 2006(i) (ii)                             (103)

Net borrowings attributable to Comgas were GBP242 million (31 December 2005 GBP189 million).

As at 31 December 2006, BG Group's share of the net borrowings in joint ventures and associates amounted to approximately GBP1 billion, including BG Group shareholder loans of approximately GBP0.6 billion. These net borrowings are included in BG Group's share of the net assets in joint ventures and associates which are consolidated in BG Group's accounts.

i)  Net borrowings/funds are defined on page 34.

ii) Net borrowings/funds comprise:


                                                              As at
                                                    31 Dec 2006   31 Dec 2005
                                                           GBPm          GBPm
Amounts receivable/(due) within one year
Cash and cash equivalents                                 1 463         1 516
Overdrafts, loans and finance leases                       (103)          (81)
Derivative financial instruments(iii)                         -           (50)
                                                          1 360         1 385
Amounts receivable/(due) after more than one year
Loans and finance leases                                 (1 559)       (1 497)
Derivative financial instruments(iii)                        96            82
                                                         (1 463)       (1 415)

Net borrowings                                             (103)          (30)


iii) These items are included within commodity contracts and other derivative financial instrument balances on the balance sheet.


          RECONCILIATION OF NET BORROWINGS - FULL YEAR (Continued)

LIQUIDITY AND CAPITAL RESOURCES

All the information below is as at 31 December 2006.

The Group's principal borrowing entities are: BG Energy Holdings Limited (BGEH), including wholly-owned subsidiary undertakings, the majority of whose borrowings are guaranteed by BG Energy Holdings Limited (collectively BGEH), and Comgas and Gujarat Gas, which conduct their borrowing activities on a stand-alone basis.

BGEH had aggregate committed multicurrency revolving borrowing facilities of $1.04 billion, of which $520 million expires in 2007 and $520 million expires in 2009. In addition, BGEH had a note purchase facility of $65 million expiring in October 2007. There are no restrictions on the application of funds under these facilities, which were undrawn.

BGEH is also lessee under a number of LNG ship charters which constitute finance leases. The total unutilised facility under these finance leases amounted to $122.6 million, such amounts being available exclusively to fund the construction of certain LNG ships.

BGEH had a $1.0 billion US Commercial Paper Programme, which was unutilised, and a $1.0 billion Eurocommercial Paper Programme, of which $961.4 million was unutilised. BGEH also had a $2.0 billion Euro Medium Term Note Programme, of which $1.477 billion was unutilised.

In  addition,   BGEH  had  the  following  uncommitted  borrowing  facilities  -
multicurrency facilities of GBP581 million, overdraft facilities of GBP60 million and credit facilities of $40 million, all of which were unutilised.

Comgas had committed borrowing facilities of Brazilian Reals (BRL) 1 954.1 million, of which BRL 760.0 million was unutilised, and uncommitted borrowing facilities of BRL 577.6 million, all of which were unutilised.

Gujarat Gas Company Limited had committed borrowing  facilities of Indian Rupees
(INR) 780 million, all of which were utilised.


Notes

1. Basis of preparation

These financial statements are the unaudited preliminary consolidated financial statements of BG Group plc for both the quarter ended and the full year ended 31 December 2006. The financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report and Accounts for the year ended 31 December 2005, as they provide an update of previously reported information. The latest statutory accounts delivered to the registrar were for the year ended 31 December 2005 which were audited by BG Group's statutory auditors PricewaterhouseCoopers LLP. These financial statements have been prepared in accordance with the requirements of the UK Listing Rules and the accounting policies set out in the 2005 Annual Report and Accounts with the exception of the adoption of new accounting standards as set out below.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the date of the preliminary financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

IFRIC Interpretation 4 'Determining whether an Arrangement contains a Lease'

IFRIC 4 requires companies to determine whether they have any arrangements which are or contain leases based on an assessment of whether specific assets are required to fulfil each arrangement or whether each arrangement conveys a right of use of the asset. If an arrangement contains a lease, the requirements of IAS 17, 'Leases', should be applied to the lease element of the arrangement.

BG Group has applied IFRIC 4 from 1 January 2006 and has concluded that the contract for the provision of capacity at Lake Charles contains a finance lease. Comparative information has been amended to reflect this arrangement. As at 1 January 2006, borrowings have been increased by GBP283 million, property, plant and equipment has increased by GBP263 million, deferred tax assets have increased by GBP7 million and retained earnings have decreased by GBP13 million to reflect this arrangement; comparative information has also been restated. The effect of this restatement on 2005 operating profit is a GBP2 million increase in the quarter and a GBP9 million increase in the full year and an increase in finance costs of GBP4 million in the quarter and GBP14 million in the full year. The tax effect was a GBP1 million decrease in the quarter and GBP2 million decrease in the full year, resulting in a GBP1 million decrease in earnings in the quarter and a GBP3 million decrease in the full year.

IAS 39 'Financial Guarantee Contracts and Credit Insurance'

In August 2005, the IASB issued an amendment to IAS 39 which covers the accounting required for financial guarantee contracts that provide payment to be made if a debtor fails to make a payment when due. These contracts should be initially measured at fair value and subsequently re-measured using the higher of the provision required by IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' or the initial amount less cumulative amortisation in accordance with IAS 18, 'Revenue'. This amendment is mandatory for periods beginning on or after 1 January 2006 and BG Group has adopted it from that date. As at 1 January 2006, investments have been increased by GBP5 million and provisions for other liabilities and charges have been increased by GBP5 million; comparative information has also been restated. The effect of this restatement on 2005 operating profit is nil for both quarter and full year. There is a decrease of GBP1 million in finance costs in the quarter and GBP2 million for the full year and a GBP1 million decrease to the pre-tax share of operating results of joint ventures and associates in the quarter and GBP2 million for the full year.


2. Disposals and re-measurements


Fourth Quarter                                                      Full Year
 2006    2005                                                     2006    2005
 GBPm    GBPm                                                     GBPm    GBPm

                Revenue and other operating income -
  191    (103)  re-measurements of commodity contracts             404    (240)
                Profits and losses on disposal of non-current
  (41)     17   assets and impairments                             (49)    446
                Net finance income/(costs) - re-measurements of
    2       4   financial instruments                                1      15
  (75)     44   Taxation                                          (120)    (41)
   (1)     (3)  Minority interest                                    -      (9)

   76     (41)  Impact on earnings                                 236     171


Fourth quarter and full year: Revenue and other operating income

Re-measurements included within revenue and other operating income amount to a credit of GBP191 million for the quarter (2005 GBP103 million charge), of which GBP167 million (2005 GBP111 million charge) represents non-cash mark-to-market movements on certain long-term UK gas contracts. For the full year, a credit of GBP404 million in respect of re-measurements is included within revenue and other operating income (2005 GBP240 million charge), of which GBP366 million represents non-cash mark-to-market movements on certain long-term UK gas contracts (2005 GBP224 million charge). Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument.

Fourth quarter and full year: Net finance costs

Re-measurements presented in net finance costs relate primarily to certain derivatives used to hedge foreign exchange and interest rate risk which have not been designated as hedges under IAS 39, partly offset by foreign exchange movements on certain borrowings in a subsidiary. In 2005, re-measurements included the retranslation of MetroGAS US Dollar and Euro borrowings which could not be designated as hedges under IAS 39. Following the de-consolidation of MetroGAS and GASA in December 2005, these companies made no contribution to the results of BG Group in 2006.

2006 fourth quarter and full year: Disposals of non-current assets

During the second quarter, BG Group disposed of its Indian telecoms businesses. This resulted in a loss on disposal of GBP8 million. No tax arose on the disposal.

During the fourth quarter, BG Group disposed of its 37.5% interest in Nile Valley Gas Company which resulted in a GBP1 million profit on disposal. No tax arose on the disposal.

During the fourth quarter, BG Group sold two LNG ships, the Methane Arctic and Methane Polar. This disposal resulted in a GBP35 million profit on disposal. No tax arose on the disposal.

During the fourth quarter, BG Group committed to a plan to sell its Mauritania business and accordingly reclassified this business as held for sale. As a result, it was revalued to the lower of its carrying amount and fair value less costs to sell. This resulted in a pre-tax charge to the income statement of GBP67 million (post-tax charge of GBP49 million). BG Group announced the sale of this business in January 2007.

During the fourth quarter, BG Group committed to a plan to dispose of Microgen and accordingly reclassified the business as held for sale. As a result, it was revalued to the lower of its carrying amount and fair value less costs to sell resulting in a pre-tax charge to the income statement of GBP10 million and post-tax charge of GBP7 million.

2005 fourth quarter and full year: Disposal of non-current assets

During the first quarter of 2005, BG Group disposed of its 50% interest in Premier Transmission Limited to Premier Transmission Financing Plc for cash proceeds of GBP26 million. No tax arose on the disposal.

During the second quarter of 2005, BG Group completed the sale of its 16.67% interest in the North Caspian Sea PSA and received net pre-tax proceeds of approximately $1.8 billion realising a GBP416 million pre-tax and GBP279 million post-tax profit on the sale.



3. Segmental analysis


Group revenue and other operating            Business         Disposals    Total     Business         Disposals   Total
income                                    Performance               and           Performance               and
                                                        re-measurements                         re-measurements
Fourth Quarter                                   2006              2006     2006         2005              2005    2005
                                                 GBPm              GBPm     GBPm         GBPm              GBPm    GBPm

Exploration and Production                      1 001               191    1 192        1 093              (118)    975
Liquefied Natural Gas                             675                 -      675          771                15     786
Transmission and Distribution                     226                 -      226          219                 -     219
Power Generation                                   64                 -       64           59                 -      59
Other activities                                    1                 -        1            5                 -       5
Less: intra-group sales                           (70)                -      (70)         (49)                -     (49)
                                                1 897               191    2 088        2 098              (103)  1 995


Group revenue and other operating income     Business         Disposals    Total     Business         Disposals   Total
Performance               and           Performance               and
                                                        re-measurements                         re-measurements
Full Year                                        2006              2006     2006         2005              2005    2005
                                                 GBPm              GBPm     GBPm         GBPm              GBPm    GBPm

Exploration and Production                      3 928               404    4 332        3 074              (239)  2 835
Liquefied Natural Gas                           2 442                 -    2 442        1 631                (1)  1 630
Transmission and Distribution                     877                 -      877          808                 -     808
Power Generation                                  248                 -      248          227                 -     227
Other activities                                    8                 -        8           15                 -      15
Less: intra-group sales                          (233)                -     (233)         (91)                -     (91)
                                                7 270               404    7 674        5 664              (240)  5 424

3. Segmental analysis (continued)

                                                         Business            Disposals and                   Total
                                                      Performance(i)       re-measurements(i)
Fourth Quarter                                   2006              2005     2006         2005              2006    2005
                                                 GBPm              GBPm     GBPm         GBPm              GBPm    GBPm
Total operating profit before share of
results from joint ventures and associates

Exploration and Production                        575               729      124         (117)              699     612
Liquefied Natural Gas                              90                45       35           15               125      60
Transmission and Distribution                      44                34        1           48                45      82
Power Generation                                    7                 8        -            -                 7       8
Other activities                                  (11)              (30)     (10)         (32)              (21)    (62)
                                                  705               786      150          (86)              855     700
Pre-tax share of operating
results of joint ventures and associates(ii)

Liquefied Natural Gas                              25                36        -            -                25      36
Transmission and Distribution                       9                11        -            -                 9      11
Power Generation                                   21                27        -            -                21      27
                                                   55                74        -            -                55      74
Total operating profit including share of
results from joint ventures and associates

Exploration and Production                        575               729      124         (117)              699     612
Liquefied Natural Gas                             115                81       35           15               150      96
Transmission and Distribution                      53                45        1           48                54      93
Power Generation                                   28                35        -            -                28      35
Other activities                                  (11)              (30)     (10)         (32)              (21)    (62)
                                                  760               860      150          (86)              910     774

For notes i) to ii) see footnotes on page 26


3. Segmental analysis (continued)

                                                         Business            Disposals and                   Total
                                                      Performance(i)       re-measurements(i)
Full Year                                        2006              2005     2006         2005              2006    2005
                                                 GBPm              GBPm     GBPm         GBPm              GBPm    GBPm

Total operating profit before
share of results from joint
ventures and associates

Exploration and Production                      2 457             1 942      337          178             2 794   2 120
Liquefied Natural Gas                             248                70       35           (1)              283      69
Transmission and Distribution                     190               169        1           61               191     230
Power Generation                                   18                24        -            -                18      24
Other activities                                  (43)              (58)     (18)         (32)              (61)    (90)
                                                2 870             2 147      355          206             3 225   2 353

Pre-tax share of operating results of joint ventures and associates(ii)

Liquefied Natural Gas                             104               111        -            -               104     111
Transmission and Distribution                      41                42        -            -                41      42
Power Generation                                   88                89        -            -                88      89
                                                  233               242        -            -               233     242

Total operating profit including share of results from joint ventures and associates

Exploration and Production                      2 457             1 942      337          178             2 794   2 120
Liquefied Natural Gas                             352               181       35           (1)              387     180
Transmission and Distribution                     231               211        1           61               232     272
Power Generation                                  106               113        -            -               106     113
Other activities                                  (43)              (58)     (18)         (32)              (61)    (90)
                                                3 103             2 389      355          206             3 458   2 595



i) Business Performance excludes disposals and certain re-measurements. See Note 2, page 22 and Presentation of Non-GAAP measures, page 12.

ii) Share of results in joint ventures and associates in the table above is before finance costs and taxation. The share of results after finance costs and taxation for the quarter is GBP38 million
         (2005 GBP40 million), and for the full year is GBP139 million
         (2005 GBP158 million).

3. Segmental analysis (continued)


Total Result                                      Operating profit  Share of results       Total
                                                   before share of in joint ventures       Result
                                                      results from    and associates
                                                    joint ventures
                                                    and associates

Fourth Quarter                                       2006     2005     2006     2005     2006      2005
                                                     GBPm     GBPm     GBPm     GBPm     GBPm      GBPm

Exploration and Production                            699      612        -        -      699       612
Liquefied Natural Gas                                 125       60       16       27      141        87
Transmission and Distribution                          45       82        6        4       51        86
Power Generation                                        7        8       16        9       23        17
Other activities                                      (21)     (62)       -        -      (21)      (62)
                                                      855      700       38       40      893       740

Net finance income/(costs)                                                                  1         1
Taxation                                                                                 (398)     (282)

Profit for the period                                                                     496       459



Total Result                                       Operating profit  Share of results       Total
                                                    before share of in joint ventures
                                                       results from    and associates      Result
                                                     joint ventures
                                                     and associates

Full Year                                             2006     2005     2006     2005     2006     2005
                                                      GBPm     GBPm     GBPm     GBPm     GBPm     GBPm

Exploration and Production                           2 794    2 120        -        -    2 794    2 120
Liquefied Natural Gas                                  283       69       55       84      338      153
Transmission and Distribution                          191      230       25       26      216      256
Power Generation                                        18       24       59       48       77       72
Other activities                                       (61)     (90)       -        -      (61)     (90)
                                                     3 225    2 353      139      158    3 364    2 511

Net finance income/(costs)                                                                  25       (7)
Taxation                                                                                (1 468)    (939)

Profit for the period                                                                    1 921    1 565



4. Net finance costs


 Fourth Quarter                                                   Full Year
  2006    2005                                                  2006    2005
  GBPm    GBPm                                                  GBPm    GBPm

   (14)    (22)  Interest payable                                (61)    (80)
   (15)    (11)  Interest on obligations under finance leases    (58)    (33)
    11      11   Interest capitalised                             54      30
    (5)     (5)  Unwinding of discount on provisions(i)          (15)    (14)
   (13)      9   Disposals and re-measurements (Note 2)          (22)    (15)

   (36)    (18)  Finance costs                                  (102)   (112)

    22      24   Interest receivable                             104      75
    15      (5)  Disposals and re-measurements (Note 2)           23      30
    37      19   Finance income                                  127     105
     1       1   Net finance income/(costs)(ii)                   25      (7)


i) Relates to the unwinding of the discount on provisions in respect of decommissioning and pension obligations, included in the income statement as a financial item within net finance costs.

ii) Excludes Group share of net finance costs from joint ventures and associates for the quarter of GBP16 million (2005 GBP14 million), and for the full year of GBP67 million (2005 GBP43 million).

5. Taxation

The taxation charge for the fourth quarter before disposals and re-measurements was GBP323 million (2005 GBP326 million) and the taxation charge including disposals and re-measurements was GBP398 million (2005 GBP282 million).

For the full year, the taxation charge before disposals and re-measurements was GBP1 348 million (2005 GBP898 million) and the taxation charge including disposals and re-measurements was GBP1 468 million (2005 GBP939 million), including GBP725 million (2005 GBP669 million) in respect of overseas tax.

The Group share of taxation from joint ventures and associates for the fourth quarter was GBP1 million (2005 GBP20 million) and for the full year was GBP27 million (2005 GBP41 million).


6. Earnings per ordinary share


          Fourth Quarter                                        Full Year
        2006           2005                               2006            2005
GBPm   Pence   GBPm   Pence                       GBPm   Pence    GBPm   Pence
       per            per                                per             per
       share          share                              share           share

 486    14.3    462    13.0   Earnings           1 876    54.2   1 525    43.1
                              Re-measurements
                              (after tax and
 (96)   (2.8)    58     1.6   minority interest)  (264)   (7.6)    138     3.9

                              Profits and losses
                              on disposals and
                              impairments (after
  20     0.5    (17)   (0.4)  tax)                  28     0.8    (309)   (8.8)

                              Earnings - excluding
                              disposals and
 410    12.0    503    14.2   re-measurements    1 640    47.4   1 354    38.2



Basic earnings per share calculations in 2006 are based on shares in issue of 3 411 million for the quarter and 3 464 million for the full year.

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3 432 million for the quarter and 3 488 million for the full year, being the weighted average number of ordinary shares in issue during the period as adjusted for share options.


7.      Results Presentation
                                   FULL YEAR


                                              Business           Disposals              Total
                                             Performance           and re-             Result
                                                                measurements(i)
                                          2006      2005      2006      2005      2006     2005
                                          GBPm      GBPm      GBPm      GBPm      GBPm     GBPm

    Operating profit before disposal
    of non-current assets                2 870     2 147       404      (240)    3 274    1 907

    Profits and losses on disposal
    of non-current assets and
    impairments(ii)                          -         -       (49)      446       (49)     446

    Operating profit before share of
    results from joint ventures and
    associates                           2 870     2 147       355       206     3 225    2 353

    Pre-tax share of operating
    results of joint ventures and
    associates                             233       242         -         -       233      242

    Total operating profit               3 103     2 389       355       206     3 458    2 595

    Net finance costs
           Finance income                  104        75        23        30       127      105
           Finance costs                   (80)      (97)      (22)      (15)     (102)    (112)
           Share of joint ventures
           and associates                  (67)      (43)        -         -       (67)     (43)
                                           (43)      (65)        1        15       (42)     (50)
    Taxation
           Taxation(iii)                (1 348)     (898)     (120)      (41)   (1 468)    (939)
           Share of joint ventures
           and associates                  (27)      (41)        -         -       (27)     (41)
                                        (1 375)     (939)     (120)      (41)   (1 495)    (980)

    Profit for the period                1 685     1 385       236       180     1 921    1 565

    Profit attributable to:
           Shareholders (earnings)       1 640     1 354       236       171     1 876    1 525
           Minority interest                45        31         -         9        45       40

                                         1 685     1 385       236       180     1 921    1 565


i)   Re-measurements excluded from Business Performance
     The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and these unrealised mark-to-market movements are best presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 12.

ii) 2005 includes GBP416 million on disposal of BG Group's interest in the North Caspian PSA.

iii) 2006 includes prior period taxation adjustments following the increase in North Sea taxation.


8. Capital investment: geographical analysis


   Fourth Quarter                                                 Full Year
   2006      2005                                             2006       2005
   GBPm      GBPm                                             GBPm       GBPm

    159       141   Europe and Central Asia                    530        554
     46        57   South America                              199        160
     43        19   Asia Pacific                               127         80
    175        94   North America and the Caribbean            654        482
    125        97   Mediterranean Basin and Africa             337        319
    548       408                                            1 847      1 595



9. Quarterly information: earnings and earnings per share


                                             2006    2005   2006 pence    2005
                                             GBPm    GBPm                pence

First quarter
  - including disposals and re-measurements   578     259         16.4     7.3
  - excluding disposals and re-measurements   563     269         16.0     7.6
Second quarter
  - including disposals and re-measurements   418     484         12.0    13.7
  - excluding disposals and re-measurements   325     275          9.3     7.8
Third quarter
  - including disposals and re-measurements   394     320         11.5     9.0
  - excluding disposals and re-measurements   342     307         10.0     8.6
Fourth quarter
  - including disposals and re-measurements   486     462         14.3    13.0
  - excluding disposals and re-measurements   410     503         12.0    14.2
Full year
  - including disposals and re-measurements 1 876   1 525         54.2    43.1
  - excluding disposals and re-measurements 1 640   1 354         47.4    38.2



Supplementary information: Operating and financial data



   Fourth Quarter    Third Quarter                                                               Full Year
   2006      2005             2006                                                             2006      2005

                                     Production volumes (mmboe)
    5.9       5.5              4.3   - oil                                                     21.1      19.3
    8.7       7.8              6.9   - liquids                                                 30.6      29.7
   42.6(i)   41.0             39.4   - gas                                                    167.5(i)  134.8
   57.2      54.3             50.6   - total                                                  219.2     183.8

                                     Production volumes (boepd in thousands)
     64        60               47   - oil                                                       58        53
     95        85               75   - liquids                                                   84        82
    463       445              428   - gas                                                      459       369
    622       590              550   - total                                                    601       504

                                     LNG cargoes
     13        11               14   - Lake Charles, USA                                         51        36
     14        14               16   - Elba Island, USA                                          53        50
     23        13               13   - Europe, Asia and other USA                                78        31
     50        38               43   - total                                                    182       117

GBP31.57  GBP33.36         GBP38.48   Average realised oil price per barrel                 GBP35.85  GBP30.60
($60.13)  ($58.55)         ($71.43)                                                         ($65.54)  ($55.96)

GBP24.36  GBP26.87         GBP31.00   Average realised liquids price per barrel             GBP28.82  GBP22.84
($46.40)  ($47.17)         ($57.56)                                                         ($52.68)  ($41.77)

  34.41p    38.89p           25.50p  Average realised UK gas price per produced therm         31.89p    27.30p

  16.69p    21.43p           16.83p  Average realised International gas price per produced    17.23p    17.27p
                                     therm

  21.28p    26.11p           18.52p  Average realised gas price per produced therm            20.68p    20.15p

GBP1.51   GBP1.09          GBP1.45   Lifting costs per boe                                  GBP1.34   GBP1.19
 ($2.88)   ($1.92)          ($2.69)                                                          ($2.45)   ($2.17)

GBP2.53   GBP2.19          GBP2.36   Operating expenditure per boe                          GBP2.29   GBP2.21
 ($4.82)   ($3.85)          ($4.39)                                                          ($4.18)   ($4.04)

    201       188              229   Development expenditure (GBPm)                               721       683

                                     Gross exploration expenditure (GBPm)
    129        89               65   - capitalised expenditure                                  396       225
     51        42               38   - other expenditure                                        159       111
    180       131              103   - gross expenditure                                        555       336


i) Includes fuel gas for the fourth quarter of 1.05 mmboe and 4.25 mmboe for the full year.

Supplementary information: Operating and financial data (continued)

BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2007 by approximately GBP40 million to GBP50 million.

BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including commodity prices and the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2007, other factors being constant, a 10 cent strengthening (or weakening) in the US Dollar would increase (or decrease) operating profit by approximately GBP140 million to GBP160 million.

Additional information: Exploration and Production - reserves/resource data


                                                   As at
                                                  31 Dec         31 Dec
                                                    2006           2005
                                                   mmboe          mmboe

Proved                                             2 149          2 184
Probable                                           1 383          1 236
Unbooked resources                                 1 772          1 211
Risked exploration                                 2 713          2 440
Total reserve/resource base                        8 017          7 071


Total additions and revisions to proved reserves during the year were 184.2 mmboe. This includes revisions due to new data and improved reservoir performance (114.9 mmboe), new developments and sales agreements (125.7 mmboe) and the net effect of price movements (56.4 mmboe decrease).

Proved Reserve Replacement Rate (RRR):

The three/one year average proved reserve replacement rate is the total net proved reserves changes over the three/one year period including purchases and sales (excluding production) divided by the total net production for that period calculated at year end prices.


For information:


                                              3 year                     1 year

Underlying performance(i)                       118%                       110%
SEC data(ii)                                    108%                        84%


Finding & Development Cost (F&D):

The three year average unit finding & development cost is calculated by dividing the total exploration, development and unproved acquisition costs incurred over the period by the total changes in net proved reserves (excluding purchases, sales and production) for that period at year end.


For information:


                                              3 year                      1 year

Underlying performance(i)                  $10.5/boe                    $9.7/boe
SEC data(ii)                               $11.5/boe                   $12.7/boe


(i) Underlying performance includes reserves revisions and new developments and is calculated at constant prices.

(ii) SEC data includes all reserves revisions and is calculated at year end prices.

Glossary

In BG Group's results some or all of the following definitions are used:

bcf         billion cubic feet

bcfd        billion cubic feet per day

bcmpa       billion cubic metres per annum

boe         barrels of oil equivalent

boed        barrels of oil equivalent per day

bopd        barrels of oil per day

CCGT        combined cycle gas turbine

DCQ         daily contracted quantity

E&P         Exploration and Production

EPC         engineering, procurement and construction

EPIC        engineering, procurement, installation and commissioning

FEED        front end engineering design

FERC        Federal Energy Regulatory Commission

Gearing     net borrowings as a percentage of total shareholders' funds
ratio       (excluding the re-measurement of commodity financial instruments and associated deferred tax) plus net borrowings

GW          gigawatt

IAS 39      International Accounting Standard 39 (Financial Instruments)

IFRS        International Financial Reporting Standards

kboed       thousand barrels of oil equivalent per day

LNG         Liquefied Natural Gas

m           million

mmboe       million barrels of oil equivalent

mmbtu       million british thermal units

mmcfd       million cubic feet per day

mmcmd       million cubic metres per day

mmscfd      million standard cubic feet per day

mmscm       million standard cubic metres

mmscmd      million standard cubic metres per day

MoU         Memorandum of understanding

mtpa        million tonnes per annum

MW          megawatt

Net         Comprise cash, current asset investments, finance leases, currency borrowings/ and interest rate derivative financial instruments and short- and
funds       long-term borrowings

NGL         Natural gas liquids

PSA         production sharing agreement

T&D         Transmission and Distribution

Total       Group operating profit plus share of pre-tax operating results of
operating   joint ventures and associates
profit

UKCS        United Kingdom Continental Shelf

UKCNS       United Kingdom central North Sea

Unit        Production costs and royalties incurred over the period divided by
operating   the net production for the period. Production costs and royalties expenditure (other operating costs) for the period are disclosed under "results
per boe     of operations" in the Supplementary information - Oil and Gas disclosures in BG Group's Annual Report & Accounts for the period.
            This measure does not include the impact of depreciation and amortisation costs and exploration costs as they are not considered to be costs associated with the operation of producing assets.

Unit        'Unit operating expenditure' as defined above, excluding royalty,
lifting     tariff and insurance costs incurred over the period divided by the
costs per   net production for the period. Unit lifting costs as used in this
boe         ratio do not represent "Production (Lifting) Costs" as defined by
            FAS 19 and FAS 69.


Enquiries


Enquiries relating to BG Group's          General enquiries about shareholder
results, business and financial           matters should be made to:
position should be made to:

Investor Relations Department             Lloyds TSB Registrars
BG Group plc                              The Causeway
Thames Valley Park Drive                  Worthing
Reading West                              Sussex
Berkshire                                 BN99 6DA
RG6 1PT

Tel: 0118 929 3025                        Tel: 0870 600 3951
e-mail: invrel@bg-group.com               e-mail: bg@lloydstsb-registrars.co.uk

Financial Calendar

Ex-dividend date for 2006 final dividend           11 April 2007

Record date for 2006 final dividend                13 April 2007

Announcement of 2007 first quarter results         4 May 2007

Payment of 2006 final dividend:

     Shareholders                                  25 May 2007

     American depositary receipt holders           4 June 2007



                     BG Group plc website: www.bg-group.com

                               Registered office
                 100 Thames Valley Park Drive, Reading RG6 1PT
                       Registered in England No. 3690065


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 08 February 2007                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary